		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 14, 15	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Mark J. Longo, 3	Aaron B. Singer
		L.K. Larry Yen, 11	Amy A. Mortimore	Jane Glanville
		Brent C. Clark	Conrad Y. Nest, 11	Richard T. Weiland
		Allyson L. Baker, 3	Warren G. Brazier, 5	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 4	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz, 9	Cam McTavish
		Valerie S. Dixon	Satinder K. Sidhu	Steven M. Donley, 13
		Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
		Adam M. Dlin	Rina J. Jaswal	Sarah W. Jones
Reply Attention of Direct Tel. EMail Address Our File No.	Stewart L. Muglich 604.891.7701 slm@cwilson.com 34593-0004 / CW3353992.1	Anna D. Sekunova	Jun Ho Song, 5, 9, 12	Michal Jaworski
		Parveen B. Esmail	Shauna K.H. Towriss	Kyle M. Wilson
		Jennifer R. Loeb	Heather M. Hettiarachchi	Eric T. Pau
		Pratibha Sharma	Angela M. Blake	Seva Batkin
		David A. Hunter	Matthew R. Ely

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

April 23, 2010 VIA SEDAR	Canada 1 Alberta 2 Manitoba 3 Ontario 4 Saskatchewan	United States 5 California 6 Colorado 7 District of Columbia 8 Florida 9 New York 10 Virginia 11 Washington 12 Nevada	International 13 Australia 14 Hong Kong 15 United Kingdom

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
United States of America
Dear Mr. Jeffrey Riedler/Nandini Acharya:

Re:	Pure Pharmaceuticals Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2010
File No. 000-52885

     The following are the Company’s responses to your comment letter dated April 8, 2010 and are presented in the same order of your comments.

Item 1 – Amendment to the Company’s Articles of Incorporation to Effect an 84 to 1 Reverse Stock Split Without Changing the Authorized Capital Thereof, page 6

1. Please revise your disclosure to clarify whether you intend to use the newly authorized and unissued shares resulting from the proposed stock split for the acquisition of 7167415. If you do intend to use these shares for the acquisition, please revise your disclosure to include the information required by Item 14 of Schedule 14A pursuant to Note A of Schedule 14A. Such revised disclosure should include the information required under subparts (a), (b), (c)(2) and (d) of Item 14 of Schedule 14A.

Thank you for the time taken to speak to Joseph Galda and me in regarding the proxy statement comments on the preliminary proxy statement for the Company. We would like to confirm the statement made to you during our telephone conversation that the reverse split is principally for general company needs and is not principally related to effecting the transaction with 7167415 Canada Inc. (“7167415”). As we stated, the consideration to be issued in the transaction are shares of a subsidiary of Company. This structure was critical due to the need to address the requirements of Canadian tax law applicable to the 7167415 shareholders and not to avoid shareholder approval for the increase in capital stock effected by the reverse split.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

That having been said, we have revised a the information provided in the proxy statement to expand on the business description of 7167415, identifying the properties in detail and providing management background on the principals of 7167415. While financial information has not been provided we note that 7167415 has not undergone any substantial operations other than those incidental to its formation, the acquisition of the claims set out in the proxy statement and the transactions with the Company. Accordingly, we believe that, to the extent material, substantially all of the information required by Item 14 has been provided.

As you are aware, this is not a very large transaction and the parties believe that the information provided is adequate to satisfy shareholders' need for information on the transaction.

We hope this has been responsive to your comment and is consistent with the substance of our telephone conversation. If this is acceptable, we would like to proceed to file the definitive proxy statement as soon as possible.

Attached hereto as Appendix 1 is a blacklined Schedule 14A which is revised to reflect the comments above. We also attach hereto an acknowledgement from the Company in the prescribed form.

Yours truly,

CLARK WILSON LLP

Per: /s/ Stewart L. Muglich

Stewart L. Muglich

SLM/slm

Encl.

cc:    Pure Pharmaceuticals Corp.
         Attn: Roger Gordon